UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission file number 001-35530	Commission file number 001-39355

BROOKFIELD RENEWABLE PARTNERS L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD RENEWABLE CORPORATION (Exact name of Registrant as specified in its charter)

73 Front Street, 5th Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	250 Vesey Street, 15th Floor New York, New York 10281 (Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into (i) Brookfield Renewable Partners L.P.’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2021 (File Nos. 333-255119, 333-255119-01, 333-255119-02, 333-255119-03, 333-255119-04, 333-255119-05 and 333-255119-06), (ii) Brookfield Renewable Partners L.P.’s registration statement on Form F-3 (File No. 333-258726) that was declared effective by the SEC on August 20, 2021, (iii) Brookfield Renewable Partners L.P.’s registration statement on Form F-3 (File No. 333-258728-01) that was declared effective by the SEC on August 20, 2021, (iv) Brookfield Renewable Corporation’s registration statement on Form S-8 filed with the SEC on July 31, 2020 (File No. 333-240282), and (v) Brookfield Renewable Corporation’s registration statement on Form F-3 (File No. 333-258728) that was declared effective by the SEC on August 20, 2021.

EXHIBIT LIST

Exhibit

99.1	Fourth Amendment to the Relationship Agreement among Brookfield Asset Management Inc., Brookfield Renewable Partners L.P. and the other parties thereto, dated November 4, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, Brookfield Renewable Partners Limited

Date: November 5, 2021	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD RENEWABLE CORPORATION

Date: November 5, 2021	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary